06003742

AB 3/9/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blakeslee + Blakeslee, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Madonna Road
(No. and Street)

San Luis Obispo CA 93405
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glenn Burdette Phillips + Bryson
(Name – *if individual, state last, first, middle name*)

1150 Palm Street San Luis Obispo, CA 93401
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 2 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane P. Blakeslee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blakeslee + Blakeslee, Inc, as of January 27, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Diane P. Blakeslee
Signature

Senior Vice President
Title

[signature]
Notary Public

DURVASHI A. MORA
Commission # 1413511
Notary Public - California
San Luis Obispo County
My Comm. Expires Apr 26, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAKESLEE & BLAKESLEE, INC.

BALANCE SHEET

DECEMBER 31, 2005

ASSETS

Current Assets		
Cash and cash equivalents	$	51,987
Certificate of deposit		16,527
Dealer compensation receivable		94,009
Prepaid expenses		12,078
Total current assets		174,601
Property and Equipment		
Office furniture		79,622
Office equipment		151,105
Leasehold improvements		106,090
Accumulated depreciation		(199,383)
Total property, plant and equipment		137,434
Total Assets	$	312,035

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities		
Agent commissions payable	$	70,411
Other accrued liabilities		37,011
Current portion of obligations under capital lease		7,093
Total current liabilities		114,515
Long-Term Liabilities		
Obligations under capital lease payable - net of current portion		2,987
Total liabilities		117,502
Shareholders' Equity		
Common stock, no stated value, 222,222 shares authorized, 68,843 shares issued and outstanding		59,205
Retained earnings		135,328
Total shareholders' equity		194,533
Total Liabilities and Shareholders' Equity	$	312,035

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Income	
Dealer compensation	$ 2,031,251
Commissions	524,731
Total income	2,555,982
Operating Expenses	
Officers' salaries	113,525
Other salaries	202,201
Commissions	1,773,603
Payroll tax expense	26,675
Advertising and public relations	70,265
Depreciation	21,321
Dues and subscriptions	9,147
Education	1,860
Employees' pension plan	25,418
Insurance	13,700
Landscape and janitorial	11,032
Miscellaneous	4,173
Office supplies	5,836
Postage	4,161
Printing	3,670
Professional fees	27,805
Rent	159,739
Repairs and maintenance	18,252
Taxes and licenses	11,604
Telephone	19,129
Travel and entertainment	321
Utilities	16,274
Total operating expenses	2,539,711
Income from Operations	16,271
Other Income and Expense	
Interest income	3,158
Other income	27,410
Loss on disposal of fixed assets	(19,237)
Interest Expense	(2,424)
Total other income and expense	8,907
Income before Provision for Income Taxes	25,178
Provision for income taxes	800
Net Income	$ 24,378

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at December 31, 2004	68,843	$ 59,205	$ 110,950	$ 170,155
Net income			24,378	24,378
Balance at December 31, 2005	68,843	$ 59,205	$ 135,328	$ 194,533

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities		
Net income		$ 24,378
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 21,321	
Increase in dealer compensation receivable	(12,999)	
Decrease in prepaid expenses	5,000	
Increase in agent commissions payable	12,686	
Decrease in other accrued liabilities	(5,905)	
Decrease in income taxes payable	(163)	
Total adjustments		19,940
Net cash flow provided by operating activities		44,318
Cash Flows From Investing Activities		
Purchase of property and equipment	(56,152)	
Loss on disposal of fixed assets	19,237	
Net cash used in investing activities		(36,915)
Cash Flow From Financing Activities		
Principal payments under capital lease	(5,926)	
Increase in certificate of deposit	(2,064)	
Net cash used in financing activities		(7,990)
Net Decrease in Cash		(587)
Cash and Cash Equivalents - Beginning of Year		52,574
Cash and Cash Equivalents - End of Year		$ 51,987

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Income taxes	$ 637

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 - Summary of Significant Accounting Policies

A. Nature of Business

Blakeslee & Blakeslee, Inc. (the Company) is a broker for the sales and exchanges of securities. The Company was incorporated January 31, 1984. The Company transacts business with its clients in and around San Luis Obispo and Santa Barbara Counties.

B. Significant Accounting Policies

The Company is required by the Securities and Exchange Commission to comply with certain provisions and disclosures relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

The provisions of section (k)(2)(A) under Customer Protection Rule 15c3-3 are not applicable since the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

C. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid debt instruments purchased with a maturity of three months or less.

E. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Income taxes are provided on the temporary differences between income for financial statement and tax purposes. Deferred taxes resulting from timing differences between financial and tax reporting is considered to be immaterial to the financial statements and have therefore not been provided.

F. Property and Equipment

Property and equipment are stated at cost and depreciated over estimated useful lives on a straight-line or accelerated basis ranging from 5 to 39 years. Repairs and maintenance and small equipment purchases are expensed as incurred. Expenditures that significantly increase asset values or extend useful lives are capitalized.

Note 1 - Summary of Significant Accounting Policies (Continued)

G. Advertising Costs

The Company follows the policy of expensing the costs of advertising as incurred. Advertising costs totaled $70,265 for the year ended December 31, 2005.

Note 2 - Property and Equipment

Depreciation expense charged to income was $21,321 for the year ended December 31, 2005.

Property and equipment includes assets under capital lease. The amount included in office equipment and accumulated depreciation is $19,183 and $3,837, respectively, as of December 31, 2005.

Note 3 - Income Tax Expense

Income tax expense for the year ending December 31, 2005, is as follows:

Federal income tax expense	$	-
State income tax expense		800
	$	800

Note 4 - Simplified Employee Pension Plan

The Company has established a Simplified Employee Pension Plan that covers all eligible employees in accordance with Section 408(k) of the Internal Revenue Code. Contributions for the year ending December 31, 2005, were $25,418. All contributions are funded currently.

Note 5 - Commitments

Operating Leases

The Company has entered into noncancelable leases for office space at their San Luis Obispo, Paso Robles, and Santa Maria sites.

Note 5 - Commitments (Continued)

Operating Leases (Continued)

The Company's minimum lease payments under noncancelable operating leases are as follows:

Year Ending December 31,	Amount
2006	$ 88,901
2007	88,901
2008	77,401
2009	37,855
	$ 293,058

Rent expense for the year ending December 31, 2005, was $159,739.

Sublease Income

The Company currently leases office space to tenants under noncancelable subleases. Minimum rental income from the noncancelable leases is as follows:

Year Ending December 31,	Amount
2006	$ 3,000

For the year ending December 31, 2005, sublease income was $10,550.

Note 6 - Obligations Under Capital Leases

Minimum future lease payments under capital leases as of December 31, 2005, are approximated as follows:

Year Ending December 31,	Amount
2006	$ 8,351
2007	3,157
Subtotal	11,508
Less: amount representing interest	(1,428)
Present value of net minimum lease payment	10,080
Less: current portion of capital lease obligations	(7,093)
Long-term portion of capital lease obligations	$ 2,987

SUPPLEMENTARY INFORMATION

GBP&B
Glenn, Burdette, Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Stockholders
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2005, contained on pages 15-20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation
San Luis Obispo, California

January 25, 2006

102 So. Vine Street, Suite A
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 So. Broadway, Suite B
Santa Maria, CA 93455
PH 805/349-0585 • FAX 805/349-9795

BLAKESLEE & BLAKESLEE, INC.

SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

AS OF DECEMBER 31, 2005

Liabilities subordinated to claims of creditors at December 31, 2004	$ -
Liabilities subordinated to claims of creditors at December 31, 2005	-
Total change	$ -

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.

SCHEDULES UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Computation of Net Capital

Shareholders' equity	$ 194,533
Reduced by nonallowable assets:	
Dealer compensation receivable, over 30 days old, less A/P over 30 days old	(24,687)
Prepaid expense	(12,078)
Property and equipment, net	(137,434)
	(174,199)
Net capital	$ 20,334

Computation of Basic Net Capital Requirement

Net capital requirement	$ 7,833
Excess net capital	$ 12,501
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 8,584

Computation of Aggregate Indebtedness

Total aggregate indebtedness:	
Agent commissions payable	$ 70,411
Other accrued liabilities	37,011
Income taxes payable	-
Capital leases payable	10,080
	$ 117,502
Percentage of aggregate indebtedness to net capital	4.72%

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2005

	Per Unaudited Report	Changes	Per Audited Report
Total assets	$ 312,035		$ 312,035
Less: total liabilities	117,502		117,502
Net worth	$ 194,533		$ 194,533
Nonallowable assets			
Dealer compensation receivable over 30 days old	$ 24,687		$ 24,687
Prepaid expenses	12,078		12,078
Property and equipment, net	137,434		137,434
	174,199		174,199
Net capital	$ 20,334		$ 20,334

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2005

	Per Unaudited Report	Changes	Per Audited Report
Net capital	$ 20,334		$ 20,334
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	7,833		7,833
Net capital in excess of minimum requirement	$ 12,501		$ 12,501
Total aggregate indebtedness ("A.I.")	$ 117,502		$ 117,502
A.I. to net capital ratio	4.72%		4.72%

See independent auditors' report on the supplementary information.

Directors:
David A. Bryson, CPA
Gary A. Wintermeyer, CPA
Bradford M. Hair, CPA
Jeanne A. Potter, CPA
Daniel J. O'Hare, CPA
Kathi Niffenegger, CPA
Fred W. Bogart, CPA
Allen E. Eschenbach, CPA
Michael T. Glaudel, CPA
R. Lance Cowart, CPA
Mark R. Davis, CPA

GBP&B
Glenn, Burdette, Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

Directors Emeritus:
Fred L. Glenn
Stephen A. Burdette
David W. Phillips, CPA

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STUCTURE REQUIRED BY RULE 17a-5

Board of Directors
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

In planning and performing our audit of the financial statements of Blakeslee & Blakeslee, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Blakeslee & Blakeslee, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness or (aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(3)(3). Because the Company clears securities through Wedbush Morgan Securities and does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; or
2. Recording differences required by Rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

102 So. Vine Street, Suite A
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 So. Broadway, Suite B
Santa Maria, CA 93455
PH 805/349-0585 • FAX 805/349-9795

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glenn, Burdette, Phillips & Bryson

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation
San Luis Obispo, California

January 25, 2006